SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                             (AMENDMENT NO. 2)

               UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                             fonix corporation
                              (Name of Issuer)

                                COMMON STOCK
                       (Title of Class of Securities)

                                34459U 10 8
                               (Cusip Number)

                       Ralph W. Rasmussen, Jr., Esq.
                         BEESMARK INVESTMENTS, L.C.
                            261 East 1200 South
                              Orem, Utah 84097
                               (801) 226-1266
               (Name, Address, and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             September 16, 1996
                      (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.  NAME OF REPORTING PERSON               BEESMARK INVESTMENTS, L.C.
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON
-----------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                (b) [X]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS                                                 00
-----------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL                               [ ]
    PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
    2(d) OR 2(e)
-----------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                         Utah
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NUMBER OF      7.  SOLE VOTING POWER                              0
SHARES         --------------------------------------------------------
BENEFICIALLY   8.  SHARED VOTING POWER                            0
OWNED BY       --------------------------------------------------------
EACH           9.  SOLE DISPOSITIVE POWER                11,729,167
REPORTING      --------------------------------------------------------
PERSON WITH    10. SHARED DISPOSITIVE POWER                       0
-----------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY              11,729,167
     EACH REPORTING PERSON
-----------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                   [ ]
     (11) EXCLUDES CERTAIN SHARES
-----------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                                 28.1%
-----------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                   00*
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* The Reporting Person is a limited liability company
-----------------------------------------------------------------------

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1.  NAME OF REPORTING PERSON                      ALAN C. ASHTON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON
-----------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                               (b) [X]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS                                    00
-----------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL                               [ ]
    PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
    2(d) OR 2(e)
-----------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                         U.S.
-----------------------------------------------------------------------
NUMBER OF      7.  SOLE VOTING POWER                                0
SHARES         --------------------------------------------------------
BENEFICIALLY   8.  SHARED VOTING POWER                              0
OWNED BY       --------------------------------------------------------
EACH           9.  SOLE DISPOSITIVE POWER                           0
REPORTING      --------------------------------------------------------
PERSON WITH    10. SHARED DISPOSITIVE POWER                11,729,167
-----------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY                11,729,167
     EACH REPORTING PERSON
-----------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                     [ ]
     (11) EXCLUDES CERTAIN SHARES
-----------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                                   28.1%
-----------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                     IN
-----------------------------------------------------------------------

-----------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                      KAREN ASHTON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON
-----------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                (b) [X]
-----------------------------------------------------------------------
3.  SEC USE ONLY
-----------------------------------------------------------------------
4.  SOURCE OF FUNDS                                                 00
-----------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL                               [ ]
    PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
    2(d) OR 2(e)
-----------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                         Utah
-----------------------------------------------------------------------
NUMBER OF      7.  SOLE VOTING POWER                                0
SHARES         --------------------------------------------------------
BENEFICIALLY   8.  SHARED VOTING POWER                              0
OWNED BY       --------------------------------------------------------
EACH           9.  SOLE DISPOSITIVE POWER                           0
REPORTING      --------------------------------------------------------
PERSON WITH    10. SHARED DISPOSITIVE POWER                11,729,167
-----------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY                11,729,167
     EACH REPORTING PERSON
-----------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                     [ ]
     (11) EXCLUDES CERTAIN SHARES
-----------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                                    28.1%
-----------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                      IN
-----------------------------------------------------------------------

        This Statement constitutes Amendment No. 2 to the Joint Statement on Schedule 13D (the "Initial 13D") dated as of October 23, 1995, and filed on behalf of Beesmark Investments, L.C., a Utah limited liability company ("Beesmark"), Alan C. Ashton and Karen Ashton (collectively the "Reporting Persons") with the Securities and Exchange Commission (the "Initial 13D") with respect to the common stock, par value $.0001 per share, of fonix corporation, a Delaware corporation (the "Company").
The Initial 13D was amended by the filing of Amendment No. 1 dated as of March 21, 1996. This Amendment No. 2 is being filed on behalf of the Reporting Persons to reflect the change in their respective beneficial ownership of the Company's common stock resulting from Beesmark's completion of funding under that certain Securities Purchase Agreement by and among the Company, Beesmark and Alan C. Ashton and dated as of October 23, 1995 (the "Purchase Agreement") and described in the
Purchase Agreement. Under the Purchase Agreement, a copy of which was filed as an exhibit to the Initial 13D, Beesmark was obligated to provide funding in specified amounts at specified times during the period between October 1995 and September 1996 provided that the Company achieved certain developmental milestones. This amendment is filed to reflect that Beesmark has completed all of the funding under the Purchase Agreement and all of the shares under the Purchase Agreement have been issued as specified in the Purchase Agreement. Other than as set forth in this Amendment No. 2, there has been no change in the information set forth in any of the Items of the Initial 13D, as amended.

     ITEM 2.  IDENTITY AND BACKGROUND.

     This Joint Statement is submitted by Beesmark Investments, L.C., a Utah limited liability company ("Beesmark"), Alan C. Ashton ("Mr.
Ashton"), and Karen Ashton ("Mrs. Ashton") (collectively the "Reporting
Persons").

Beesmark
--------

     Beesmark was organized under the laws of the State of Utah. The principal business of Beesmark is asset management and investment. The address of Beesmark's principal office and business is 261 East 1200 South, Orem, Utah 84097.

      (d)-(e) During the last five years, Beesmark has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Mr. Ashton
---------------

      (b) Mr. Ashton's business address is 261 East 1200 South, Orem,
Utah 84097.

      (c) Mr. Ashton's present principal occupation is investment management. Mr. Ashton also serves on the board of directors of Novell, Inc., a Delaware corporation ("Novell"). Novell's business address is 122 East 1700 South, Provo, Utah 84606.

      (d)-(e) During the last five years, Mr. Ashton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f)  Mr. Ashton is a citizen of the United States.

Mrs. Ashton
----------------

      (b) Mrs. Ashton's address is c/o 261 East 1200 South, Orem, Utah
84097.

      (c) Mrs. Ashton's present principal occupation is investment management.

      (d)-(e) During the last five years, Mrs. Ashton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f)  Mrs. Ashton is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This Statement is being filed to reflect the acquisition by the Reporting Persons of beneficial ownership as to a total of 11,729,167 shares of the Company's common stock in connection with the performance by Beesmark of its funding obligations under the Purchase Agreement.
The Purchase Agreement provided for a private placement of the Company's debt and equity securities in exchange for a promise by Beesmark to invest $6,050,000 over a period of approximately one year and as the Company achieved certain performance objectives or if Beesmark agreed to waive any such funding milestone. Beesmark completed its funding on September 10, 1996. In exchange for the funding specified above, the Company has issued a total of 11,562,500 shares of its common stock at the agreed price of $0.48 per share. The Company also has issued a convertible subordinated debenture having a face amount of $500,000 that is convertible at Beesmark's option into 166,667 additional shares of the Company's common stock. The funds used by Beesmark to make each of the payments required under the Purchase Agreement were loaned to it by the Alan C. Ashton Trust and the Karen Ashton Trust, two of its members that are entities affiliated with Alan C. Ashton and Karen Ashton, both of whom are reporting persons.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

BEESMARK
----------

     (a) Beesmark beneficially owns 11,729,167 shares of the Company's common stock, which constitutes 28.1% of the shares deemed to be issued and outstanding as of September 24, 1996. Of the 11,729,167 shares beneficially owned by Beesmark, 166,667 shares represent presently unissued shares that could be issued, at Beesmark's election, upon its conversion of the face amount of a $500,000 convertible debenture that was issued pursuant to the Purchase Agreement.

     (b) Beesmark, through its managers, has the sole power to dispose of all of the 11,729,167 shares of the Company's common stock owned by it, but has voting control with respect to none of such shares. Beesmark has agreed to deposit all such shares with Thomas A. Murdock ("Murdock") as trustee under a Voting Trust Agreement ("Voting Trust Agreement") dated as of December 10, 1993, by and among Phonic Technologies Corp., the Company's predecessor, Stephen M. Studdert ("Studdert"), Murdock and Roger D. Dudley ("Dudley"), and amended as of October 23, 1995, and further amended July 2, 1996, September 20, 1996 and September 24, 1996. Studdert, Murdock and Dudley each are directors and executive officers of the Company. Under the Voting Trust Agreement, Murdock, as trustee, has the sole power to vote all of the shares of common stock deposited into the voting trust. Under the Voting Trust Agreement, as amended, the voting trust shall terminate on September 30, 1999, or, as to the shares owned by Beesmark, on the Release Date, as that term is defined in the Purchase Agreement, if earlier.

     (c)  Since the filing of Amendment No. 1 to the Initial 13D,
          Beesmark has had the following transactions in the Company's common stock:

 Date of             Securities                         Description of
 Transaction         Purchased         Consideration    Transaction
 -------------       -------------     --------------   -----------------
 04/26/96            781,250 shares    $.48 per share   Received pursuant
                     of common stock                    to Purchase
                                                        Agreement

 05/31/96            770,833 shares    $.48 per share   Received pursuant
                     of Common stock                    to Purchase
                                                        Agreement

 09/03/96            1,822,917 shares   $.48 per share  Received pursuant
                     of common stock                    to Purchase
                                                        Agreement

 09/10/96            1,562,500 shares   $.48 per share  Received pursuant
                     of common stock                    To Purchase
                                                        Agreement

     (d) Although Beesmark does not share the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company beneficially owned by it, as a limited liability company, Beesmark necessarily would exercise such right and power through its managers. The managers who control Beesmark and the disposition of its assets, including the power to direct dividends or proceeds from securities owned by Beesmark, are Mr. and Mrs. Ashton, neither of whom independently beneficially own in excess of five percent of the Company's common stock, and who are jointly filing this Statement. With respect to the right of other persons to receive dividends from, or the proceeds from the sale of, such securities, the members of Beesmark would receive any such dividends or proceeds in proportion to their equity interests in Beesmark. The only member of Beesmark that presently has the right to receive dividends from or proceeds of more than 5% of the Company's common stock is The Beesmark Irrevocable Trust.

     (e)  Not applicable.

Mr. Ashton
------------

     (a) As a co-manager of Beesmark, Mr. Ashton shares dispositive control over securities owned by Beesmark and therefore beneficially owns 11,729,167 shares of the Company's common stock, which constitutes 28.1% of the shares deemed to be issued and outstanding as of September 24, 1996. Of the 11,729,167 shares beneficially owned by Beesmark, 166,667 shares represent presently unissued shares of the Company's common stock into which the Debenture is convertible at the option of Beesmark.

     (b) As a co-manager of Beesmark, Mr. Ashton has sole voting and dispositive power with respect to none of the 11,729,167 shares of the Company's common stock beneficially owned by Beesmark. He has shared power to dispose of all of such shares. Because Beesmark has deposited all of the Company's common stock beneficially owned by it into the Voting Trust, Mr. Ashton has no power to vote any of such stock.

     (c)  Since the filing of Amendment No. 1 to the Initial 13D,
          Beesmark has had the transactions in the Company's common stock as set forth herein, which statements are incorporated into this paragraph by reference, and Mr. Ashton independently has had no transactions.

     (d) As a co-manager of Beesmark, Mr. Ashton shares with Mrs. Ashton the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company beneficially owned by Beesmark. With respect to the right of other persons to receive dividends from, or proceeds from the sale of, such securities, the members of Beesmark would receive any such dividends or proceeds. The Beesmark Irrevocable Trust, one of the members of Beesmark, presently would have the right to receive the dividends from more than 5% of the Company's common stock.

     (e)  Not applicable.

Mrs. Ashton
-------------

     (a) As a co-manager of Beesmark, Mrs. Ashton shares dispositive control over securities owned by Beesmark and therefore beneficially owns 11,729,167 shares of the Company's common stock, which constitutes 28.1% of the shares deemed to be issued and outstanding as of September 24, 1996. Of the 11,729,167 shares beneficially owned by Beesmark, 166,667 shares represent presently unissued shares of the Company's common stock into which the Debenture is convertible at the option of Beesmark.

     (b) As a co-manager of Beesmark, Mrs. Ashton has the sole power to vote and dispose of none of the 11,729,167 shares of the Company's common stock owned by Beesmark. She shares power to dispose of all of such shares. Because Beesmark has deposited all of the Company's common stock beneficially owned by it into the Voting Trust, Mrs. Ashton has no power to vote any of such shares.

     (c) Since the filing of the first Amendment to the Initial 13D, Beesmark has had the transactions in the Company's common stock as set forth herein, which statements are incorporated into this paragraph by reference, and Mrs. Ashton independently has had no transactions.

     (d) As a co-manager of Beesmark, Mrs. Ashton shares with Mr. Ashton the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company beneficially owned by Beesmark. With respect to the right of other persons to receive dividends from, or proceeds from the sale of, such securities, the members of Beesmark would receive any such dividends or proceeds. The Beesmark Irrevocable Trust, one of the members of Beesmark, presently would have the right to receive the dividends from more than 5% of the Company's common stock.

     (e)  Not applicable.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The following are filed herewith as exhibits to this Joint
Statement:

     Exhibit 1: Agreement regarding joint Filing Statement Pursuant to Rule 13d-1(f), previously filed with Initial 13D.

     Exhibit 2: Promissory Note between Beesmark Investments, L.C. and two of its members that are trusts affiliated with Alan C. Ashton and Karen Ashton, previously filed as Exhibit to Amendment No. 1

     Exhibit 3: Securities Purchase Agreement by and among fonix Corporation, a Delaware corporation, Beesmark Investments, L.C., a Utah limited liability company, and Alan C. Ashton, an individual resident in the State of Utah, and dated as of October 23, 1995, previously filed as exhibit to Initial 13D.

     Exhibit 4: Voting Trust Agreement by ("Voting Trust Agreement") and among Phonic Technologies, Inc., Thomas A. Murdock as trustee, Stephen M. Studdert, Thomas A. Murdock and Roger D. Dudley, dated as of December 10, 1993, previously filed as exhibit to Initial 13D.

     Exhibit 5: Amendment of Voting Trust Agreement, dated as of October 23, 1995, previously filed as exhibit to Initial 13D.

     Exhibit 6: Power of Attorney executed by Beesmark Investments, L.C. appointing Ralph W. Rasmussen, Jr., as attorney-in-fact for amendments to the Initial 13D, previously filed as an exhibit to Amendment No. 1.

     Exhibit 7: Power of Attorney executed by Alan C. Ashton, appointing Ralph W. Rasmussen, Jr., attorney-in-fact for amendments to the Initial 13D, previously filed as an exhibit to Amendment No. 1.

     Exhibit 8: Power of Attorney executed by Karen Ashton, appointing Ralph W. Rasmussen, Jr., attorney-in-fact for amendments to the Initial 13D, previously filed as an exhibit to Amendment No. 1.

     Exhibit 9: Amendment No. 2 to the Voting Trust Agreement dated as of July 2, 1996, filed herewith.

     Exhibit 10: Amendment No. 3 to the Voting Trust Agreement dated as of September 20, 1996, filed herewith.

     Exhibit 11: Amendment No. 4 to the Voting Trust Agreement dated as of September 24, 1996, filed herewith.




                   Supplemental Information

     Pursuant to Securities and Exchange Commission Rule 13d-2(c), the entire text of the Initial 13D and Amendment No. 1 to the Initial 13D are restated herein following exhibits 9, 10 and 11, but previously filed paper exhibits to such Schedules are omitted.

                          SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     BEESMARK INVESTMENTS, L.C.





      By   /s/ Ralph W. Rasmussen                  Nov. 1, 1996
        ----------------------------            -------------------
       Ralph W. Rasmussen, Authorized Agent          Date





           /s/ Ralph W. Rasmussen                  Nov. 1, 1996
       ----------------------------------       --------------------
           Ralph W. Rasmussen,                        Date
           Attorney-in-Fact for Alan C. Ashton



          /s/ Ralph W. Rasmussen                   Nov. 1, 1996
       -----------------------------------      --------------------
           Ralph W. Rasmussen                         Date
           Attorney-in-Fact for Karen Ashton

                                 Exhibit 9

                SECOND AMENDMENT OF VOTING TRUST AGREEMENT

     This Second Amendment of Voting Trust Agreement (the "Amendment") is for the purpose of amending the Voting Trust Agreement dated the 10th day of December, 1993 (the "Voting Trust") and amended on October 23, 1995, and is made and entered into at Salt Lake City, Utah, on the 2nd day of July, 1996, by and among fonix Corporation, a Delaware corporation, whose principal place of business is 1225 Eagle Gate Tower, 60 East South Temple, Salt Lake City, Utah 84111 (the "Company"), which is the successor corporation of Phonic Technologies, Inc., a Utah corporation ("PTI"), and the following stockholders in the Company:
Stephen M. Studdert, whose address is 1225 Eagle Gate Tower, 60 East South Temple, Salt Lake City, Utah 84111 ("Studdert"), Thomas A. Murdock, whose address is 1225 Eagle gate Tower, 60 East South Temple, Salt Lake City, Utah 84111 ("Murdock"), Roger D. Dudley, whose address is 1225 Eagle Gate Tower, 60 East South Temple, Salt Lake City, Utah, 84111 ("Dudley"), Beesmark Investments, L.C., a Utah limited liability company ("Beesmark") whose principal place of business is 1361 South 740 East, Orem, Utah 84058; and Studdert Companies Corporation, a Utah corporation, whose principal place of business is 1225 Eagle Gate Tower, 60 East South Temple, Salt Lake City, Utah 84111 ("SCC") (collectively the "Stockholders"), and Thomas A. Murdock, as Trustee, whose address is 1225 Eagle Gate Tower, 60 East South Temple, Salt Lake City, Utah 84111, and his successors in trust (hereinafter called the "Trustee").

                           RECITALS

     WHEREAS, the Voting Trust was established December 10, 1993, with a termination date of September 30, 1996; and

     WHEREAS, in May of 1994 PTI was merged into a subsidiary of the Company upon which event the Trustee received shares of the Company on behalf of Studdert, Murdock and Dudley; and

     WHEREAS, the Voting Trust was amended on October 23, 1995 to add as shareholder parties thereto SCC and Beesmark and in certain substantive respects; and

     WHEREAS, the Stockholders presently desire to further amend the Voting Trust as is set forth herein; and

     NOW, THEREFORE, in consideration of the mutual promises herein, the parties hereto hereby agree as follows:

      1. Paragraph 12(a)(4) of the Voting Trust, as amended on October 23, 1995, is amended to delete the reference to "$10.00 per share," and insert in the stead thereof, "$15.00 per share."

      2. The parties hereto direct the Trustee to file a copy of this Second Amendment with the principal office of the Company in Salt Lake City, Utah, as directed by Section 1 of the Voting Trust Agreement.

     IN WITNESS WHEREOF, the Company, the Trustee and the Stockholders have signed this Second Amendment and have stated the number of shares of capital stock of the Company on deposit with the Trustee, respectively, by them.

     THE COMPANY:

     fonix Corporation




     By: /s/ Thomas A. Murdock
        ---------------------------------
     Thomas A. Murdock, President

Attest:



        /s/ Roger D. Dudley
     ----------------------------
     Roger D. Dudley, Secretary



     TRUSTEE:



      /s/ Thomas A. Murdock
     ---------------------------------
     Thomas A. Murdock, individually

   NUMBER OF SHARES:            SHAREHOLDERS:


                                 /s/ Stephen M. Studdert
-------------------------       -----------------------------------
                                Stephen M. Studdert, individually



                                 /s/ Thomas A. Murdock
-------------------------       -----------------------------------
                                Thomas A. Murdock, individually


                                /s/ Roger D. Dudley
-------------------------       -----------------------------------
                                Roger D. Dudley, individually




 -------------------------      STUDDERT COMPANIES CORPORATION


                                By: /s/ Stephen M. Studdert
                                --------------------------------
                                Stephen M. Studdert, President



 -------------------------      BEESMARK INVESTMENTS, L.C.




                                By: /s/ Alan C. Ashton
                                ------------------------------------
                                Alan C. Ashton, Manager

                                  Exhibit 10


                 THIRD AMENDMENT OF VOTING TRUST AGREEMENT

     This Third Amendment of Voting Trust Agreement (the "Amendment") is for the purpose of amending the Voting Trust Agreement dated the 10th day of December, 1993 (the "Voting Trust") and amended on October 23, 1995 and July 2, 1996, and is made and entered into at Salt Lake City, Utah, on the 20th day of September, 1996, by and among fonix Corporation, a Delaware corporation, whose principal place of business is 1225 Eagle Gate Tower, 60 East South Temple, Salt Lake City, Utah 84111 (the "Company"), which is the successor corporation of Phonic Technologies, Inc., a Utah corporation ("PTI"), and the following stockholders in the Company: Stephen M. Studdert, whose address is 1225 Eagle Gate Tower, 60 East South Temple, Salt Lake City, Utah 84111 ("Studdert"), Thomas A. Murdock, whose address is 1225 Eagle gate Tower, 60 East South Temple, Salt Lake City, Utah 84111 ("Murdock"), Roger D. Dudley, whose address is 1225 Eagle Gate Tower, 60 East South Temple, Salt Lake City, Utah, 84111 ("Dudley"), Beesmark Investments, L.C., a Utah limited liability company ("Beesmark") whose principal place of business is 1361 South 740 East, Orem, Utah 84058; and Studdert Companies Corporation, a Utah corporation, whose principal place of business is 1225 Eagle Gate Tower, 60 East South Temple, Salt Lake City, Utah 84111 ("SCC") (collectively the "Stockholders"), and Thomas A. Murdock, as Trustee, whose address is 1225 Eagle Gate Tower, 60 East South Temple, Salt Lake City, Utah 84111, and his successors in trust (hereinafter called the "Trustee").

                           RECITALS

     WHEREAS, the Voting Trust was established December 10, 1993, with a termination date of September 30, 1996; and

     WHEREAS, in May of 1994 PTI was merged into a subsidiary of the Company upon which event the Trustee received shares of the Company on behalf of Studdert, Murdock and Dudley; and

     WHEREAS, the Voting Trust was amended on October 23, 1995 to add as shareholder parties thereto SCC and Beesmark, to extend the termination date to September 30, 1999 and in certain substantive respects;

     WHEREAS, the Voting Trust was further amended on July 2, 1996; and

     WHEREAS, the Stockholders presently desire to further amend the Voting Trust as is set forth herein; and

     NOW, THEREFORE, in consideration of the mutual promises herein, the parties hereto hereby agree as follows:

      1. Paragraph 10(c) of the Voting Trust, as amended on October 23, 1995 and July 2, 1996, is amended to add the following phrase to the end thereof:

     ", unless a Stockholder shall make a written request of the Trustee to do so and provided that (i) the Trustee may pledge, hypothecate or encumber only certificates or rights deposited by the Stockholder making the request; (ii) the Trustee may not encumber, hypothecate or pledge any other certificates or rights of any other Stockholder; and (iii) the Trustee may refuse a Stockholders request if he has a reasonable belief that the request is for the purpose of evading or circumventing any term, provision, covenant or limitation of this Agreement."

      2. The parties hereto direct the Trustee to file a copy of this Third Amendment with the principal office of the Company in Salt Lake City, Utah, as directed by Section 1 of the Voting Trust Agreement.

     IN WITNESS WHEREOF, the Company, the Trustee and the Stockholders have signed this Second Amendment and have stated the number of shares of capital stock of the Company on deposit with the Trustee, respectively, by them.

     THE COMPANY:

     fonix Corporation




     By: /s/ Thomas A. Murdock
        ---------------------------------
     Thomas A. Murdock, President

Attest:



        /s/ Roger D. Dudley
     ----------------------------
     Roger D. Dudley, Secretary



     TRUSTEE:



      /s/ Thomas A. Murdock
     ---------------------------------
     Thomas A. Murdock, individually

   NUMBER OF SHARES:            SHAREHOLDERS:


                                /s/ Stephen M. Studdert
-------------------------       -----------------------------------
                                Stephen M. Studdert, individually



                                /s/ Thomas A. Murdock
-------------------------       -----------------------------------
                                Thomas A. Murdock, individually


                                /s/ Roger D. Dudley
-------------------------       -----------------------------------
                                Roger D. Dudley, individually




 -------------------------      STUDDERT COMPANIES CORPORATION


                                By: /s/ Stephen M. Studdert
                                --------------------------------
                                Stephen M. Studdert, President



 -------------------------      BEESMARK INVESTMENTS, L.C.




                                By: /s/ Alan C. Ashton
                                ------------------------------------
                                Alan C. Ashton, Manager

                                  Exhibit 11

                 FOURTH AMENDMENT OF VOTING TRUST AGREEMENT

     This Fourth Amendment of Voting Trust Agreement (the "Amendment") is for the purpose of amending the Voting Trust Agreement dated the 10th day of December, 1993 (the "Voting Trust") and amended on October 23, 1995, July 2, 1996 and September 20, 1996 and is made and entered into at Salt Lake City, Utah, effective as of the 24th day of September, 1996, by and among fonix Corporation, a Delaware corporation, whose principal place of business is 1225 Eagle Gate Tower, 60 East South Temple, Salt Lake City, Utah 84111 (the "Company"), which is the successor corporation of Phonic Technologies, Inc., a Utah corporation ("PTI"), and the following stockholders in the Company: Stephen M. Studdert, whose address is 1225 Eagle Gate Tower, 60 East South Temple, Salt Lake City, Utah 84111 ("Studdert"), Thomas A. Murdock, whose address is 1225 Eagle gate Tower, 60 East South Temple, Salt Lake City, Utah 84111 ("Murdock"), Roger D. Dudley, whose address is 1225 Eagle Gate Tower, 60 East South Temple, Salt Lake City, Utah, 84111 ("Dudley"), Beesmark Investments, L.C., a Utah limited liability company ("Beesmark") whose principal place of business is 1361 South 740 East, Orem, Utah 84058; and Studdert Companies Corporation, a Utah corporation, whose principal place of business is 1225 Eagle Gate Tower, 60 East South Temple, Salt Lake City, Utah 84111 ("SCC") (collectively the "Stockholders"), and Thomas A. Murdock, as Trustee, whose address is 1225 Eagle Gate Tower, 60 East South Temple, Salt Lake City, Utah 84111, and his successors in trust (hereinafter called the "Trustee").

                           RECITALS

     WHEREAS, the Voting Trust was established December 10, 1993, with a termination date of September 30, 1996; and

     WHEREAS, in May of 1994 PTI was merged into a subsidiary of the Company upon which event the Trustee received shares of the Company on behalf of Studdert, Murdock and Dudley; and

     WHEREAS, the Voting Trust was amended on October 23, 1995 to add as shareholder parties thereto SCC and Beesmark, to extend the termination date to September 30, 1999 and in certain substantive respects;

     WHEREAS, the Voting Trust was further amended on July 2, 1996 and September 20, 1996; and

     WHEREAS, the Stockholders presently desire to further amend the Voting Trust as is set forth herein; and

     NOW, THEREFORE, in consideration of the mutual promises herein, the parties hereto hereby agree as follows:

     1.   A paragraph 12(c) is added to Section 12 of the Voting
          Trust, as amended on October 23, 1995, July 2, 1996 and September 20, 1996, which paragraph 12(c) shall read as follows:

            "c.As to any shares deposited into the
          Voting Trust and subsequently pledged by the Trustee pursuant to the authority granted the Trustee by paragraph 10(c), as amended on September 20, 1996, this Agreement shall terminate upon the subsequent foreclosure of any security interest granted by the Trustee in such shares."

     2. The parties hereto direct the Trustee to file a copy of this Fourth Amendment with the principal office of the Company in Salt Lake City, Utah, as directed by Section 1 of the Voting Trust Agreement.

     IN WITNESS WHEREOF, the Company, the Trustee and the Stockholders have signed this Fourth Amendment and have stated the number of shares of capital stock of the Company on deposit with the Trustee, respectively, by them.

     THE COMPANY:

     fonix Corporation



     By: /s/ Thomas A. Murdock
        ---------------------------------
     Thomas A. Murdock, President

Attest:


        /s/ Roger D. Dudley
     ----------------------------
     Roger D. Dudley, Secretary



     TRUSTEE:



      /s/ Thomas A. Murdock
     ---------------------------------
     Thomas A. Murdock, individually

   NUMBER OF SHARES:            SHAREHOLDERS:


                                /s/ Stephen M. Studdert
-------------------------       -----------------------------------
                                Stephen M. Studdert, individually



                                /s/ Thomas A. Murdock
-------------------------       -----------------------------------
                                Thomas A. Murdock, individually


                                /s/ Roger D. Dudley
-------------------------       -----------------------------------
                                Roger D. Dudley, individually




 -------------------------      STUDDERT COMPANIES CORPORATION


                                By: /s/ Stephen M. Studdert
                                --------------------------------
                                Stephen M. Studdert, President



 -------------------------      BEESMARK INVESTMENTS, L.C.




                                By: /s/ Alan C. Ashton
                                ------------------------------------
                                Alan C. Ashton, Manager

                                Initial 13D

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             fonix Corporation
                              (Name of Issuer)

                                COMMON STOCK
                       (Title of Class of Securities)

                                34459U 10 8
                               (CUSIP Number)

                       Ralph W. Rasmussen, Jr., Esq.
                     Bradford, Brady & Rasmussen, P.C.
                        389 North University Avenue
                               P.O. Box 432
                             Provo, Utah  84603
                               (801) 374-6282
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              October 23, 1995
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons' initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_________________________________________________________________________

   1. NAME OF REPORTING PERSON               BEESMARK INVESTMENTS, L.C.
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON
__________________________________________________________________________

   2.  CHECK THE APPROPRIATE BOX IF A                          (a) [ ]
       MEMBER OF A GROUP                                       (b) [X]
__________________________________________________________________________

   3.  SEC USE ONLY
__________________________________________________________________________

   4.  SOURCE OF FUNDS                                              OO
__________________________________________________________________________

   5.  CHECK BOX IF DISCLOSURE OF LEGAL                            [ ]
       PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(D) OR 2(E)
__________________________________________________________________________

   6.  CITIZENSHIP OR PLACE OF ORGANIZATION                       Utah
__________________________________________________________________________

NUMBER OF        7.       SOLE VOTING POWER                        0
SHARES         -----------------------------------------------------------
BENEFICIALLY     8.       SHARED VOTING POWER                      0
OWNED BY       -----------------------------------------------------------
EACH             9.       SOLE DISPOSITIVE POWER           2,333,334
REPORTING       ----------------------------------------------------------
PERSON WITH      10.      SHARED DISPOSITIVE POWER                 0
__________________________________________________________________________

  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED                     2,333,334
       BY EACH REPORTING PERSON
_________________________________________________________________________

  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN                      [ ]
       ROW (11) EXCLUDES CERTAIN SHARES
_________________________________________________________________________

  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)                                              8.8%
__________________________________________________________________________

  14.  TYPE OF REPORTING PERSON                                  OO*
__________________________________________________________________________

    *The Reporting Person is a limited Liability Company

__________________________________________________________________________

   1.  NAME OF REPORTING PERSON                            ALAN C. ASHTON
       S.S. OR I.R.S. IDENTIFICATION NO.
       OF ABOVE PERSON
_________________________________________________________________________

   2.  CHECK THE APPROPRIATE BOX IF A                            (a) [ ]
       MEMBER OF A GROUP                                         (b) [X]
_________________________________________________________________________

   3.  SEC USE ONLY
__________________________________________________________________________

   4.  SOURCE OF FUNDS                                               OO
_________________________________________________________________________

   5.  CHECK BOX IF DISCLOSURE OF LEGAL                             [ ]
       PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(D) OR 2(E)
_________________________________________________________________________

   6.  CITIZENSHIP OR PLACE OF ORGANIZATION                        Utah
__________________________________________________________________________

NUMBER OF        7.       SOLE VOTING POWER                        0
SHARES         ----------------------------------------------------------
BENEFICIALLY     8.       SHARED VOTING POWER                      0
OWNED BY       ----------------------------------------------------------
EACH             9.       SOLE DISPOSITIVE POWER             2,333,334
REPORTING       ---------------------------------------------------------
PERSON WITH      10.      SHARED DISPOSITIVE POWER                 0
__________________________________________________________________________

  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED                     2,333,334
       BY EACH REPORTING PERSON
_________________________________________________________________________

  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN                        [ ]
       ROW (11) EXCLUDES CERTAIN SHARES
_________________________________________________________________________

  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)                                                8.8%
_________________________________________________________________________

  14.  TYPE OF REPORTING PERSON                                    IN
_________________________________________________________________________

_________________________________________________________________________

  1.  NAME OF REPORTING PERSON                              KAREN ASHTON
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON
_________________________________________________________________________

  2.  CHECK THE APPROPRIATE BOX IF A                           (a) [ ]
      MEMBER OF A GROUP                                        (b) [X]
__________________________________________________________________________

  3.  SEC USE ONLY
__________________________________________________________________________

  4.  SOURCE OF FUNDS                                                OO
__________________________________________________________________________

  5.  CHECK BOX IF DISCLOSURE OF LEGAL                             [ ]
      PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)
_________________________________________________________________________

  6.  CITIZENSHIP OR PLACE OF ORGANIZATION                        Utah
_________________________________________________________________________

NUMBER OF        7.        SOLE VOTING POWER                        0
SHARES         ----------------------------------------------------------
BENEFICIALLY     8.        SHARED VOTING POWER                      0
OWNED BY       ----------------------------------------------------------
EACH             9.        SOLE DISPOSITIVE POWER             2,333,334
REPORTING       ---------------------------------------------------------
PERSON WITH      10.       SHARED DISPOSITIVE POWER                 0
_________________________________________________________________________

  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED                    2,333,334
       BY EACH REPORTING PERSON
________________________________________________________________________

  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN                         [ ]
       ROW (11) EXCLUDES CERTAIN SHARES
_________________________________________________________________________

  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)                                                 8.8%
_________________________________________________________________________

  14.  TYPE OF REPORTING PERSON                                      IN
_________________________________________________________________________

     ITEM 1.  SECURITY AND ISSUER.

     This Joint Statement of Beneficial Ownership on Schedule 13D relates to the Common Stock, par value $.0001 per share, of fonix corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is Suite 1225, Eagle Gate Tower, 60 East South Temple Street, Salt Lake City, Utah 84111.

     ITEM 2.  IDENTITY AND BACKGROUND.

     This Joint Statement is submitted by Beesmark Investments, L.C., a Utah limited liability company ("Beesmark"), Alan C. Ashton ("Mr.
Ashton"), and Karen Ashton ("Mrs. Ashton") (collectively the "Reporting
Persons").

Beesmark
--------
     Beesmark was organized under the laws of the State of Utah. The principal business of Beesmark is asset management and investment. The address of Beesmark's principal office and business is 1361 South 740 East, Orem, Utah 84058.

      (d)-(e) During the last five years, Beesmark has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Mr. Ashton
---------------

      (b) Mr. Ashton's business address is 1361 South 740 East, Orem,
Utah 84058.

      (c) Mr. Ashton's present principal occupation is investment management. Mr. Ashton also serves on the board of directors of Novell, Inc., a Delaware corporation ("Novell"). Novell's business address is 122 East 1700 South, Provo, Utah 84606.

      (d)-(e) During the last five years, Mr. Ashton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f)  Mr. Ashton is a citizen of the United States.

Mrs. Ashton
----------------

      (b) Mrs. Ashton's address is c/o 1361 South 740 East, Orem, Utah
84058.

      (c) Mrs. Ashton's present principal occupation is investment management.

      (d)-(e) During the last five years, Mrs. Ashton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f)  Mrs. Ashton is a citizen of the United States.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This Statement is being filed to reflect the acquisition by the Reporting Persons of beneficial ownership as to 2,333,334 shares of the Company's common stock in connection with the execution by Beesmark of a Securities Purchase Agreement by and among Beesmark, the Company and Mr. Ashton, dated as of October 23, 1995 ("Securities Purchase Agreement"). The Securities Purchase Agreement provided for a private placement of the Company's debt and equity securities in exchange for a promise by Beesmark to invest $6,050,000 over a period of approximately one year and as the Company achieves certain performance objectives. On October 23, 1995, pursuant to the Securities Purchase Agreement, Beesmark paid to the Company $1,540,000 in exchange for which the Company issued 2,166,667 shares of the Company's common stock and a Convertible Subordinated Debenture (the "Debenture") that is presently convertible into 166,667 shares of the Company's common stock. The funds used by Beesmark to make the payment described above were loaned to it by one of its members. REMAINDER OF ITEM CONSTITUTES NONPUBLIC INFORMATION OMITTED FROM THIS JOINT STATEMENT AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO COMMISSION RULE 24b-2.

     ITEM 4.  PURPOSE OF TRANSACTION.

     Beesmark executed the Securities Purchase Agreement and has partially consummated, and, to the extent it ultimately does, will continue to consummate, the securities acquisitions contemplated thereby for investment purposes.

     Under the Securities Purchase Agreement, Beesmark has the right to participate in any new issuance of the Company's common stock to any potential investor on terms identical to those offered by such potential investor (the "Participation Right"). The Participation Right shall terminate on the earlier of the date the Company's common stock shall have traded at a price of at least $10.00 per share as quoted by the NASDAQ Electronic Bulletin Board or some similarly reliable price quotation service, for fifteen (15) consecutive market days or until the Company completes a registered public offering of its common stock (the "Release Date"). Furthermore, the Participation Right is inapplicable to (i) any issuance of securities by the Company during the 180-day period immediately following October 23, 1995, which issuance was being negotiated or considered by the Company as of October 23, 1995 and which issuance will not exceed an aggregate amount of $300,000; (ii) any issuance of additional securities to the Company's present share-holders during the 180-day period immediately following October 23, 1995, and which issuance will not exceed and aggregate amount of $300,000; (iii) securities issued or sold to officers or employees of the Company or its subsidiaries pursuant to options or pursuant to a plan of the Company for employee compensation; (iv) securities issued in connection with a corporate acquisition or strategic alliance; (v) securities issued in connection with presently issued and outstanding warrants or options; (vi) securities issued upon exercise or conversion of bonds, debentures, preferred shares or other securities convertible into common stock; (vii) securities issued in connection with a registered public offering of securities; and (viii) any issuance of equity securities in an aggregate amount of $100,000 or less.

     The Securities Purchase Agreement provides that, upon its execution, a new seat on the Company's board of directors shall be created, and Mr. Ashton appointed to fill that seat. The Securities Purchase Agreement further provides that the Company shall use its best efforts to cause the shareholders to approve the authorization and issuance of Series A Preferred Stock ("Preferred Stock") as described in the Stock Purchase Agreement, which is incorporated herein by reference. Once issued, Beesmark, as the holder of the Preferred Stock, would have the right to elect one of the Company's directors for so long as the Preferred Stock is issued and outstanding.

     Other than as noted above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities by the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer or a material amount of assets of the Company or any of its subsidiaries;

     (d Any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to those enumerated above.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Beesmark
------------

      (a) Beesmark beneficially owns 2,333,334 shares of the Company's common stock, which constitutes 8.8% of the shares deemed to be issued and outstanding as of October 23, 1995. Of the 2,333,334 shares beneficially owned by Beesmark, 166,667 shares represent presently unissued shares of the Company's common stock into which the Debenture is convertible at the option of Beesmark.

      (b) Beesmark, through its managers, has the sole power to dispose of all of the 2,333,334 shares of the Company's common stock owned by it. Beesmark has agreed to deposit these shares, and all other shares of the Company's common stock it receives under the Securities Purchase Agreement, with Thomas A. Murdock ("Murdock") as trustee under a Voting Trust Agreement ("Voting Trust Agreement") dated as of December 10, 1993, by and among Phonic Technologies Corp., the Company's predecessor, Stephen
M. Studdert ("Studdert"), Murdock and Roger D. Dudley ("Dudley"). Studdert, Murdock and Dudley are directors and/or executive officers of the Company. Under the Voting Trust Agreement, Murdock, as trustee, has the sole power to vote all of the shares of common stock deposited into the voting trust. Under the Voting Trust Agreement, as amended, the voting trust shall terminate on September 30, 1999, or as to the shares owned by Beesmark, on the Release Date, if earlier.

      (c) Within the past 60 days, Beesmark has had the following transactions in the Company's equity securities:

  Date of           Securities                             Description of
  Transaction       Purchased         Consideration        Transaction
  --------------    -------------     -----------------    ----------------
  10/23/95          2,166,667         $.48 per share       Received pursuant
                    shares of           for issued         to privately
                    common stock;       common stock;      negotiated
                    Debenture           $500,000 for       transaction
                    convertible into    Debenture          (Securities
                    166,667 shares                         Purchase Agreement)
                    of common stock

      (d) Although Beesmark does not share the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company beneficially owned by it, as a limited liability company, Beesmark necessarily would exercise such right and power through its managers. The managers who have sole control over Beesmark and the disposition of its assets, including the power to direct dividends or proceeds from securities owned by Beesmark, are Mr. and Mrs. Ashton, neither of whom independently beneficially own in excess of five percent of the Company's common stock, and who are jointly filing this Statement. With respect to the right of other persons to receive dividends from, or the proceeds from the sale of, such securities, the members of Beesmark would receive any such dividends or proceeds in proportion to their equity interests in Beesmark. The only member of Beesmark that presently has the right to receive dividends from or proceeds of more than 5% of the Company's common stock is The Beesmark Irrevocable Trust.

     (e)  Not applicable.

Mr. Ashton
---------------

      (a) As a co-manager of Beesmark, Mr. Ashton shares voting and dispositive control over securities owned by Beesmark and therefore beneficially owns 2,333,334 shares of the Company's common stock, which constitutes 8.8% of the shares deemed to be issued and outstanding as of October 23, 1995. Of the 2,333,334 shares beneficially owned by Beesmark, 166,667 shares represent presently unissued shares of the Company's common stock into which the Debenture is convertible at the option of Beesmark.

      (b) As a co-manager of Beesmark, Mr. Ashton has sole voting and dispositive power with respect to none of the 2,333,334 shares of the Company's common stock owned by Beesmark. He has shared power to dispose
of all of such shares.   Because Beesmark has deposited all of the
Company's common stock beneficially owned by it into the voting trust, Mr. Ashton has shared power to vote none of such stock.

      (c) Within the past 60 days, Beesmark has had the following transactions in the Company's equity securities, and Mr. Ashton independently has had no such transactions:

  Date of           Securities                             Description of
  Transaction       Purchased         Consideration        Transaction
  --------------    -------------     -----------------    ----------------
  10/23/95          2,166,667         $.48 per share       Received pursuant
                    shares of           for issued         to privately
                    common stock;       common stock;      negotiated
                    Debenture           $500,000 for       transaction
                    convertible into    Debenture          (Securities
                    166,667 shares                         Purchase Agreement)
                    of common stock

      (d) As a co-manager of Beesmark, Mr. Ashton shares with Mrs.
Ashton the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company beneficially owned by Beesmark. With respect to the right of other persons to receive dividends from, or proceeds from the sale of, such securities, the members of Beesmark would receive any such dividends or proceeds. The Beesmark Irrevocable Trust, one of the members of Beesmark, presently would have the right to receive the dividends from more than 5% of the Company's common stock.

     (e)  Not applicable.

Mrs. Ashton
----------------

      (a) As a co-manager of Beesmark, Mrs. Ashton shares voting and dispositive control over securities owned by Beesmark and therefore beneficially owns 2,333,334 shares of the Company's common stock, which constitutes 8.8% of the shares deemed to be issued and outstanding as of October 23, 1995. Of the 2,333,334 shares beneficially owned by Beesmark, 166,667 shares represent presently unissued shares of the Company's common stock into which the Debenture is convertible at the option of Beesmark.

      (b) As a co-manager of Beesmark, Mrs. Ashton has the sole power to vote and dispose of none of the 2,333,334 shares of the Company's common stock owned by Beesmark. She shares power to dispose of all of such shares. Because Beesmark has deposited all of the Company's common stock beneficially owned by it into the voting trust, Mrs. Ashton has shared power to vote none of such shares.

      (c) Within the past 60 days, Beesmark has had the following transactions in the Company's equity securities, and Mrs. Ashton independently has had no such transactions:

  Date of           Securities                             Description of
  Transaction       Purchased         Consideration        Transaction
  --------------    -------------     -----------------    ----------------
  10/23/95          2,166,667         $.48 per share       Received pursuant
                    shares of           for issued         to privately
                    common stock;       common stock;      negotiated
                    Debenture           $500,000 for       transaction
                    convertible into    Debenture          (Securities
                    166,667 shares                         Purchase Agreement)
                    of common stock

      (d) As a co-manager of Beesmark, Mrs. Ashton shares with Mr.
Ashton the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company beneficially owned by Beesmark. With respect to the right of other persons to receive dividends from, or proceeds from the sale of, such securities, the members of Beesmark would receive any such dividends or proceeds. The Beesmark Irrevocable Trust, one of the members of Beesmark, presently would have the right to receive the dividends from more than 5% of the Company's common stock.

     (e)  Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Under the Securities Purchase Agreement, the Company has the right to repurchase any of the securities issued to Beesmark, in the event Beesmark desires to and legally may sell any or all of such securities. The Company's repurchase of any portion of such securities would be on terms identical to the terms of any proposed sale of such securities to a third party. The Company's repurchase right does not apply to transfers by Beesmark to persons or entities affiliated with Beesmark or to Mr. Ashton or members of his immediate family. The Company's repurchase right expires on the Release Date.

     Under the Securities Purchase Agreement, the Company is obligated to use its best efforts to effect the authorization of the issuance of the Preferred Stock, into which the unpaid balance due under the Debenture is convertible, by requesting the approval of the Company's shareholders of an appropriate amendment to the Company's certificate of incorporation no later than at the next annual or special meeting of the Company's shareholders that follows October 23, 1995. The rights and preferences of the Preferred Stock are described in an exhibit to the Securities Purchase Agreement, which is incorporated herein by reference.

     Under the Securities Purchase Agreement, the Company agreed, among other things, that, so long as Beesmark is not in default of any of its obligations under the Securities Purchase Agreement, and until the Release Date, the Company shall not take or attempt to take any of the following actions with respect to the Company's securities: (i) authorize, create or issue shares of any class or series of stock having any preference or priority equal to or superior to the Preferred Stock with respect to voting, redemption, dividends, or liquidation; or (ii) redeem or repurchase more than 250,000 of the Company's issued and outstanding
common stock.   Such restrictions shall terminate on the Release Date,
unless the Securities Purchase Agreement is terminated earlier.

     The disclosure set forth by each of the Reporting Persons in Item 5 with respect to the Voting Trust Agreement is incorporated herein by reference.

     Except as set forth above and in the Securities Purchase Agreement, which is incorporated herein by reference, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between any of the Reporting Persons and any other person with respect to the securities of the Company.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The following are filed herewith as exhibits to this Joint
Statement:

     Exhibit 1:     Agreement to Joint Filing Statement Pursuant to Rule
                    13d-1(f).

     Exhibit 2: Agreement between Beesmark Investments, L.C. and two of its members pertaining to certain financing used by Beesmark to purchase securities of fonix Corporation. [FILED UNDER SEPARATE COVER WITH OBJECTION TO PUBLIC DISCLOSURE UNDER THE FREEDOM OF INFORMATION ACT, 5 U.S.C. $ 552]

     Exhibit 3: Securities Purchase Agreement by and among fonix Corporation, a Delaware corporation, Beesmark
                    Investments, L.C., a Utah limited liability company, and Alan C. Ashton, an individual resident in the State of Utah, and dated as of October 23, 1995

     Exhibit 4: Voting Trust Agreement by and among Phonic Technologies, Inc., Thomas A. Murdock as trustee, Stephen M. Studdert, Thomas A. Murdock and Roger D. Dudley, dated as of December 10, 1993

     Exhibit 5: Amendment of Voting Trust Agreement by and among fonix Corporation, a Delaware corporation, Stephen M. Studdert, Thomas A. Murdock, Roger D. Dudley, Beesmark Investments, L.C., a Utah limited liability company, Studdert Companies Corp., a Utah corporation, and Thomas
                    A. Murdock, as Trustee, dated as of October 23, 1995

                             SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.


     BEESMARK INVESTMENTS, L.C.





     By   /s/ Alan C. Ashton                   Nov. 1, 1995
        -------------------------            ----------------------
         Alan C. Ashton, Manager                Date





         /s/ Alan C. Ashton                     Nov. 1, 1995
       ----------------------------          ----------------------
          Alan C. Ashton, individually          Date




         /s/ Karen Ashton                    Nov. 1, 1995
       -----------------------------        -----------------------
          Karen Ashton, individually            Date

                       SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D
                             (Amendment No. 1)

                   Under the Securities Exchange Act of 1934

                             fonix Corporation
                             (Name of Issuer)

                                Common Stock
                     (Title of Class of Securities)

                                34459U 10 8
                              (CUSIP Number)

                      Ralph W. Rasmussen, Jr., Esq.
                    Bradford, Brady & Rasmussen, P.C.
                      389 North University Avenue
                            P.O. Box 432
                         Provo, Utah  84603
                           (801) 374-6282
             (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                            March 21, 1996
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons' initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

______________________________________________________________________
   1.  NAME OF REPORTING PERSON              BEESMARK INVESTMENTS, L.C.
       S.S. OR I.R.S. IDENTIFICATION NO.
       OF ABOVE PERSON
______________________________________________________________________

   2.  CHECK THE APPROPRIATE BOX IF A                         (a) [ ]
       MEMBER OF A GROUP                                      (b) [X]
______________________________________________________________________

   3.  SEC USE ONLY
______________________________________________________________________

   4.  SOURCE OF FUNDS                                             OO
______________________________________________________________________

   5.  CHECK BOX IF DISCLOSURE OF LEGAL                           [ ]
       PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(D) OR 2(E)
______________________________________________________________________

   6.  CITIZENSHIP OR PLACE OF ORGANIZATION                      Utah
______________________________________________________________________

NUMBER OF         7.       SOLE VOTING POWER                       0
SHARES         ------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER                     0
OWNED BY       ------------------------------------------------------
EACH              9.       SOLE DISPOSITIVE POWER          6,010,417
REPORTING       ------------------------------------------------------
PERSON WITH      10.       SHARED DISPOSITIVE POWER                0
______________________________________________________________________

  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED                  6,010,417
       BY EACH REPORTING PERSON
______________________________________________________________________

  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN                       [ ]
       ROW (11) EXCLUDES CERTAIN SHARES
______________________________________________________________________

  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)                                              18.8%
______________________________________________________________________

  14.  TYPE OF REPORTING PERSON                                   OO*
______________________________________________________________________

    *The Reporting Person is a limited Liability Company

______________________________________________________________________
   1.  NAME OF REPORTING PERSON                        ALAN C. ASHTON
       S.S. OR I.R.S. IDENTIFICATION NO.
       OF ABOVE PERSON
______________________________________________________________________

   2.  CHECK THE APPROPRIATE BOX IF A                        (a) [ ]
       MEMBER OF A GROUP                                     (b) [X]
______________________________________________________________________

   3.  SEC USE ONLY
______________________________________________________________________

   4.  SOURCE OF FUNDS                                            OO
______________________________________________________________________

   5.  CHECK BOX IF DISCLOSURE OF LEGAL                          [ ]
       PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(D) OR 2(E)
______________________________________________________________________

   6.  CITIZENSHIP OR PLACE OF ORGANIZATION                     Utah
______________________________________________________________________

NUMBER OF         7.       SOLE VOTING POWER                       0
SHARES         ------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER                     0
OWNED BY       ------------------------------------------------------
EACH              9.       SOLE DISPOSITIVE POWER          6,010,417
REPORTING       ------------------------------------------------------
PERSON WITH      10.       SHARED DISPOSITIVE POWER                0
______________________________________________________________________

  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED                  6,010,417
       BY EACH REPORTING PERSON
______________________________________________________________________

  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN                       [ ]
       ROW (11) EXCLUDES CERTAIN SHARES
______________________________________________________________________

  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)                                              18.8%
______________________________________________________________________

  14.  TYPE OF REPORTING PERSON                                   IN
______________________________________________________________________

______________________________________________________________________
   1.  NAME OF REPORTING PERSON                         KAREN ASHTON
       S.S. OR I.R.S. IDENTIFICATION NO.
       OF ABOVE PERSON
______________________________________________________________________

   2.  CHECK THE APPROPRIATE BOX IF A                       (a) [ ]
       MEMBER OF A GROUP                                    (b) [X]
______________________________________________________________________

   3.  SEC USE ONLY
______________________________________________________________________

   4.  SOURCE OF FUNDS                                           OO
______________________________________________________________________

   5.  CHECK BOX IF DISCLOSURE OF LEGAL                         [ ]
       PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(D) OR 2(E)
______________________________________________________________________

   6.  CITIZENSHIP OR PLACE OF ORGANIZATION                     Utah
______________________________________________________________________

NUMBER OF         7.       SOLE VOTING POWER                       0
SHARES         ------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER                     0
OWNED BY       ------------------------------------------------------
EACH              9.       SOLE DISPOSITIVE POWER          6,010,417
REPORTING       ------------------------------------------------------
PERSON WITH      10.       SHARED DISPOSITIVE POWER                0
______________________________________________________________________

  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED                  6,010,417
       BY EACH REPORTING PERSON
______________________________________________________________________

  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN                       [ ]
       ROW (11) EXCLUDES CERTAIN SHARES
______________________________________________________________________

  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)                                               8.8%
______________________________________________________________________

  14.  TYPE OF REPORTING PERSON                                   IN
______________________________________________________________________

     This Statement constitutes Amendment No. 1 to the Joint Statement on
Schedule 13D dated as of October 23, 1995, and filed on behalf of Beesmark Investments, L.C., a Utah limited liability company ("Beesmark"), Alan C. Ashton and Karen Ashton (collectively the "Reporting Persons") with the Securities and Exchange Commission (the "Initial 13D") with respect to the common stock, par value $.0001 per share, of fonix Corporation, a Delaware corporation (the "Company"). This Statement is being filed on behalf of the Reporting Persons to reflect the change in their respective beneficial ownership of the Company's common stock resulting from Beesmark's performance under that certain Securities Purchase Agreement by and among the Company, Beesmark and Alan C. Ashton and dated of October 23, 1995 (the "Purchase Agreement"). Under the Purchase Agreement, a copy of which was filed as an exhibit to the Initial 13D, Beesmark is obligated to provide funding in specified amounts at specified times during the period between October 1995 and September 1996 provided that the Company achieves certain developmental milestones. This amendment is filed to reflect that Beesmark has funded under the Purchase Agreement in the amounts specified therein in December 1995 and January and February 1996, but the Company and Beesmark have agreed to modify the amount of the funding scheduled for March 1, 1996. This Amendment is also submitted because Staff Counsel has instructed the Reporting Persons to file certain exhibits as to which confidential treatment was sought at the time the Initial 13D was filed. Other than as set forth herein, there has been no change in the information set forth in any of the Items of the Initial 13D.

     Item 3.  Source and Amount of Funds or Other Consideration.

     This Statement is being filed to reflect the acquisition by the Reporting Persons of beneficial ownership as to 3,677,083 shares of the Company's common stock in connection with the performance by Beesmark of its funding obligations under the Purchase Agreement. The Purchase Agreement provided for a private placement of the Company's debt and equity securities in exchange for a promise by Beesmark to invest $6,050,000 over a period of approximately one year and as the Company achieves certain performance objectives. Beesmark provided funding to the Company in the amounts of $565,000, $340,000, $350,000 in December 1995, January 1996 and February 1996, respectively, all as is set forth in the Purchase Agreement. On March 21, 1996, rather than paying the $885,000 called for under the Purchase Agreement, and pursuant to the agreement of the Company and Beesmark, Beesmark funded $510,000. In exchange for the funding specified above, the Company has issued 3,677,083 shares of its common stock at the agreed upon price of $0.48 per share. The funds used by Beesmark to make each of the payments described above were loaned to it by the Alan C. Ashton Trust and the Karen Ashton Trust, two of its members that are entities affiliated with Alan C. Ashton and Karen Ashton.

     Item 5.  Interest in Securities of the Issuer.

Beesmark
-----------

      (a) Beesmark beneficially owns 6,010,417 shares of the Company's common stock, which constitutes 18.8% of the shares deemed to be issued and outstanding as of March 11, 1996. Of the 6,010,417 shares beneficially owned by Beesmark, 166,667 shares represent presently unissued shares of the Company's common stock into which the Debenture is convertible at the option of Beesmark.

      (b) Beesmark, through its managers, has the sole power to dispose of all of the 6,010,417 shares of the Company's common stock owned by it, but has voting control with respect to none of such shares. Beesmark has agreed to deposit these shares, and all other shares of the Company's common stock it receives under the Purchase Agreement, with Thomas A. Murdock ("Murdock") as trustee under a Voting Trust Agreement ("Voting Trust Agreement") dated as of December 10, 1993, by and among Phonic Technologies Corp., the Company's predecessor, Stephen M. Studdert ("Studdert"), Murdock and Roger D. Dudley ("Dudley"), and amended as of October 23, 1995. Studdert, Murdock and Dudley are directors and/or executive officers of the Company. Under the Voting Trust Agreement, Murdock, as trustee, has the sole power to vote all of the shares of common stock deposited into the voting trust. Under the Voting Trust Agreement, as amended, the voting trust shall terminate on September 30, 1999, or, as to the shares owned by Beesmark, on the Release Date, if earlier.

      (c) Since the filing of the Initial 13D, Beesmark has had the following transactions in the Company's common stock:

     Date of        Securities     Consideration     Description of
     Transaction    Purchased                        Transaction
     -----------    ----------     --------------    ---------------
     12/07/95       1,177,083      $.48 per share    Received pursuant to
                    Shares of                        Purchase Agreement
                    common
                    stock

     02/08/96       708,333         $.48 per share   Received pursuant to
     Shares of                                       Purchase Agreement
     Common stock

     02/29/96       729,167         $.48 per share   Received pursuant to
                    shares of                        Purchase Agreement
                    common stock

     03/21/96       1,062,500       $.48 per share   Received pursuant to
                    shares of                        Purchase Agreement
                    common stock

      (d) Although Beesmark does not share the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company beneficially owned by it, as a limited liability company, Beesmark necessarily would exercise such right and power through its managers. The managers who have sole control over Beesmark and the disposition of its assets, including the power to direct dividends or proceeds from securities owned by Beesmark, are Mr. and Mrs. Ashton, neither of whom independently beneficially own in excess of five percent of the Company's common stock, and who are jointly filing this Statement. With respect to the right of other persons to receive dividends from, or the proceeds from the sale of, such securities, the members of Beesmark would receive any such dividends or proceeds in proportion to their equity interests in Beesmark. The only member of Beesmark that presently has the right to receive dividends from or proceeds of more than 5% of the Company's common stock is The Beesmark Irrevocable Trust.

     (e)  Not applicable.

Mr. Ashton
------------

      (a) As a co-manager of Beesmark, Mr. Ashton shares dispositive control over securities owned by Beesmark and therefore beneficially owns 6,010,417 shares of the Company's common stock, which constitutes 18.8% of the shares deemed to be issued and outstanding as of March 11, 1996. Of the 6,010,417 shares beneficially owned by Beesmark, 166,667 shares represent presently unissued shares of the Company's common stock into which the Debenture is convertible at the option of Beesmark.

      (b) As a co-manager of Beesmark, Mr. Ashton has sole voting and dispositive power with respect to none of the 6,010,417 shares of the Company's common stock owned by Beesmark. He has shared power to dispose
of all of such shares.   Because Beesmark has deposited all of the
Company's common stock beneficially owned by it into the Voting Trust, Mr. Ashton has shared power to vote none of such stock.

      (c) Since the filing of the Initial 13D, Beesmark has had the transactions in the Company's common stock as set forth herein, which statements are incorporated into this paragraph by reference, and Mr. Ashton independently has had no transactions.

      (d) As a co-manager of Beesmark, Mr. Ashton shares with Mrs.
Ashton the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company beneficially owned by Beesmark. With respect to the right of other persons to receive dividends from, or proceeds from the sale of, such securities, the members of Beesmark would receive any such dividends or proceeds. The Beesmark Irrevocable Trust, one of the members of Beesmark, presently would have the right to receive the dividends from more than 5% of the Company's common stock.

     (e)  Not applicable.

Mrs. Ashton
-------------

      (a) As a co-manager of Beesmark, Mrs. Ashton shares dispositive control over securities owned by Beesmark and therefore beneficially owns 6,010,417 shares of the Company's common stock, which constitutes 18.8% of the shares deemed to be issued and outstanding as of March 11, 1996. Of the 6,010,417 shares beneficially owned by Beesmark, 166,667 shares represent presently unissued shares of the Company's common stock into which the Debenture is convertible at the option of Beesmark.

      (b) As a co-manager of Beesmark, Mrs. Ashton has the sole power to vote and dispose of none of the 6,010,417 shares of the Company's common stock owned by Beesmark. She shares power to dispose of all of such shares. Because Beesmark has deposited all of the Company's common stock beneficially owned by it into the Voting Trust, Mrs. Ashton has shared power to vote none of such shares.

      (c) Since the filing of the Initial 13D, Beesmark has had the transactions in the Company's common stock as set forth herein, which statements are incorporated into this paragraph by reference, and Mrs. Ashton independently has had no transactions.

      (d) As a co-manager of Beesmark, Mrs. Ashton shares with Mr.
Ashton the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company beneficially owned by Beesmark. With respect to the right of other persons to receive dividends from, or proceeds from the sale of, such securities, the members of Beesmark would receive any such dividends or proceeds. The Beesmark Irrevocable Trust, one of the members of Beesmark, presently would have the right to receive the dividends from more than 5% of the Company's common stock.

     (e)  Not applicable.


     Item 7.  Material to be Filed as Exhibits.

     The following are filed herewith as exhibits to this Amendment:

                                                        Consecutive
       Description of Exhibit                            Page Number
       -------------------------------------            --------------

        Promissory Note between Beesmark Investments,
        L.C. and two of its members that are trusts
        affiliated with Alan C. Ashton and Karen Ashton         10

        Power of Attorney executed by Alan C. Ashton            12

        Power of Attorney executed by Karen Ashton              13

        Power of Attorney executed by Beesmark
        Investments, L.C.                                       14

                                SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.


     BEESMARK INVESTMENTS, L.C.





     By   /s/ Ralph W. Rasmussen, Jr.             April 4, 1996
        ---------------------------------    ---------------------
         Ralph W. Rasmussen, Jr.                     Date
         Authorized Representative





           /s/ Ralph W. Rasmussen, Jr.            April 4, 1996
        ---------------------------------    ---------------------
         Ralph W. Rasmussen, Jr.                    Date
         Attorney-in-Fact for Alan C. Ashton





          /s/ Ralph W. Rasmussen, Jr.             April 4, 1996
        ----------------------------------   ---------------------
         Ralph W. Rasmussen, Jr.                    Date
         Attorney-in-Fact for Karen Ashton